January 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	International Land Alliance, Inc. Request to Withdraw Registration Statement on Form S-1/A Filed January 7, 2025 File No. 333-275052

Ladies and Gentlemen:

International Land Alliance, Inc. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1/A (File No. 333-275052), initially filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2025, together with all exhibits and amendments thereto (collectively, the “Amended Registration Statement”).

The Company has determined to withdraw the Amended Registration Statement as it was inadvertently filed under an incorrect file number. The Amended Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Amended Registration Statement. Therefore, withdrawal of the Amended Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Company intends to re-file a registration statement with an open file number to allow the SEC Staff to assign such a number when available.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Amended Registration Statement be credited for the new filing.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Company’s legal counsel, Scott Linsky of Lucosky Brookman LLP at (732) 395-4408.

Very truly yours,

/s/ Jason Sunstein

Jason Sunstein
Chief Financial Officer and Director
International Land Alliance, Inc.

cc:	Scott Linsky, Lucosky Brookman LLP